Exhibit 99.1
Nomad Foods Reports Fourth Quarter and Full Year 2025 Financial Results

Results delivered against guidance issued in August, 2025 with 2.4% Adjusted EPS growth in the fourth quarter

Organic revenue declines moderated and retail sell-out accelerated in quarter

Foundational changes initiated to unlock value creation potential

WOKING, England - February 26, 2026 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and twelve-month periods ended December 31, 2025.

Nomad Foods delivered on its commitment with full year results that met the guidance issued in August, 2025. Organic revenue declines moderated in the fourth quarter, relative to the third quarter, while retail sell-out rose +0.7% year-on-year; an acceleration from the full year sell-out growth of +0.4%. The Company also advanced its productivity program with cost-of-goods savings reaching a multi-year high in 2025. The Company continued to generate robust cashflow and distributed €287 million back to shareholders in 2025 in the form of dividends and share repurchases; a 38% increase versus 2024. Looking ahead, management expects fiscal year 2026 to be a transition year as it enacts numerous changes to strengthen the organization, improve fundamental performance and unlock meaningful value creation potential.

Key operating highlights and financial performance for the fourth quarter 2025, when compared to the fourth quarter 2024, include:

•Reported revenue decreased 2.6% to €773 million; Organic revenue declined 1.3% with a volume decline of 1.1%
•Gross margin contracted -290 bps; Adjusted gross margin contracted -240 bps
•Profit decreased from €51 million to a loss of €11 million, including €57 million of losses net of tax due to refinancing of debt in the quarter; Adjusted EBITDA decreased 4.7% to €131 million
•Reported Diluted EPS decreased from €0.32 to a loss per share of €0.07, including €0.39 of losses net of tax due to refinancing of debt in the quarter. Adjusted EPS increased 2.4% to €0.43
Key operating highlights and financial performance for the full year 2025, when compared to the full year 2024, include:

•Reported revenue decreased 2.2% to €3.0 billion; Organic revenue declined 1.9% with a volume decline of 1.4%
•Gross margin contracted -250 bps; Adjusted gross margin contracted -210 bps
•Profit for the period decreased 39.8% to €137 million, including €57 million of losses net of tax due to refinancing of debt in the fourth quarter; Adjusted EBITDA decreased 7.5% to €523 million
•Reported Diluted EPS decreased 35% to €0.91, including €0.38 of losses net of tax due to refinancing of debt in the fourth quarter; Adjusted EPS decreased 6.7% to €1.66
•Net cash flows from operating activities of €331 million; Adjusted free cash flow of €182 million, representing an adjusted free cash flow conversion of 73%
2026 full year guidance
For the full year 2026, the Company expects organic revenue to decline by 2%-5% and Adjusted EBITDA to decline by 5%-10%. Adjusted EPS is expected to be €1.45-€1.60, implying a decline of 4-13%. Based on USD/EUR exchange rate as of February 19, 2026, this translates into 2026 Adjusted EPS of $1.71-$1.89. The Company also expects full year adjusted free cash flow conversion of 90% or greater.
Management & Board Comments

Dominic Brisby, Nomad Foods’ Chief Executive Officer, stated, “I have now been with Nomad Foods for nearly four months, including two as its CEO, and can confidently say that I made the right decision to join the Company. The Company possesses fantastic brands and has strong category growth tailwinds at its back. I see a clear path to create tremendous value for our shareholders and intend to make a sizable open-market purchase of Nomad shares in the coming weeks to express my confidence and align my interests with our shareholders. The value creation, however, will not be immediate and we have work to do to unlock our full potential. We have a number of opportunities to address in the organization, and we will be focused on these in the coming months. We continue to streamline the organization to increase our speed, agility, focus and accountability. We believe this will help us improve our commercial execution while unlocking additional resources for reinvestment. We are also ensuring that the right talent, sourced both internally and externally, is in the right roles to help us succeed. We believe we can and will deliver better results, but we

Exhibit 99.1
anticipate 2026 being a transition year as our financial outlook reflects the time required to implement and manage change. I am excited to show investors what Nomad Foods is capable of once we see the results of our new approach."

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “While it has only been a few months, I am encouraged by the rapid changes being implemented at Nomad Foods and the multi-year vision that is beginning to unfold. Dominic and his team have a lot of work ahead of them, but they are starting from a good place. The company's portfolio is strong, category growth is robust and retail-sell out in 2025 delivered modest growth. The opportunity ahead is substantial. Dominic and his team have the Board's full support during this transition year and I am excited to see him unlock significant underappreciated value in Nomad Foods for shareholders."
Fourth Quarter of 2025 results compared to the Fourth Quarter of 2024
•Revenue decreased 2.6% to €773 million. Organic revenue decrease of 1.3% was driven by a 0.2% price/mix decline and by 1.1% volume decline.
•Adjusted gross profit decreased 11% to €202 million. Adjusted gross margin decreased 240 basis points to 26.1% due primarily to supply chain inflation headwinds.
•Adjusted operating expenses decreased 15% to €97 million due to a double-digit contraction in overhead costs and Advertising and Promotion expense.
•Adjusted EBITDA decreased by 4.7% to €131 million and Adjusted Profit for the period decreased 7% to €63 million.
•Adjusted EPS increased 2.4% to €0.43, reflecting the decrease in Adjusted Profit for the period and fewer shares outstanding. Reported Diluted EPS decreased from a profit per share of €0.32 to a loss per share of €0.07.

Year Ended 2025 results compared to the Year Ended 2024
•Revenue decreased 2.2% to €3.0 billion. Organic revenue decrease of 1.9% was driven by a 0.5% decline in price/mix and a 1.4% decrease in volume.
•Adjusted gross profit decreased 9% to €833 million. Adjusted gross margin decreased 210 basis points to 27.5% due primarily to supply chain inflation headwinds, partially offset by supply chain productivity and the lapping of inventory revaluation headwinds in the prior year.
•Adjusted operating expenses decreased 9% to €410 million due to a double-digit contraction in overhead costs and a single-digit decrease in Advertising and Promotion expense.
•Adjusted EBITDA decreased 7.5% to €523 million and Adjusted Profit for the period decreased 14% to €249 million.
•Adjusted EPS decreased 7% to €1.66, reflecting the decrease in Adjusted Profit for the period and fewer shares outstanding. Reported Diluted EPS decreased 35% to €0.91.
•The Company returned €287 million to shareholders in 2025 in the form of dividends and share repurchase activity. The basic shares outstanding at year-end were 142.4 million; a 9% decrease from year-end 2024.

Conference Call and Webcast
A pre-recorded management discussion of Nomad Foods' fourth quarter 2025 earnings and accompanying presentation is available at www.nomadfoods.com under Investor Relations. The Company will host a live question-and-answer session to discuss these results today, Thursday, February 26, 2026 at 1:30 p.m. GMT (8:30 a.m. Eastern Standard Time). To participate on the live call listeners in North America may dial +1-844-676-5834 and international listeners may dial +1-412-634-6811. Additionally, the call is being webcast and can be accessed at the Nomad Foods website. A replay of the call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 10206050.

Enquiries
Investor Relations Contact
Jason English
investors@nomadfoods.com

Media Contact
Oliver Thomas, Head of Corporate Affairs
Oliver.Thomas@nomadfoods.com

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Non-IFRS Financial Information

Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and twelve months ended December 31, 2025 and for comparative purposes, the three and twelve months ended December 31, 2024.

Adjusted financial information for the three and twelve months ended December 31, 2025 and 2024 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for, when they occur, share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency translation charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit for the period provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as diluted earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, certain one-time credits on the recognition of deferred tax assets, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison for the three and twelve months ended December 31, 2025 and 2024 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results period over period.

Adjusted Gross Profit and adjusted gross margin exclude accelerated depreciation associated with restructuring programs within cost of goods sold.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted Free Cash Flow is the amount of cash generated from operating activities less cash flows related to exceptional items (as described above), non-operating M&A related costs and working capital movements on employer taxes associated with share based payment awards, plus capital expenditure (on property, plant and equipment and intangible assets), net interest paid, proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives.

Cash flow conversion is Adjusted Free Cash Flow as a percentage of Adjusted Profit for the period.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 9 to 18, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure. The
Company is unable to reconcile, without unreasonable efforts, Organic Growth, Adjusted EBITDA and Adjusted EPS guidance to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Profit or Loss (unaudited)
Three months ended December 31, 2025 and December 31, 2024

€ in millions	Three months ended December 31, 2025	Three months ended December 31, 2024
Revenue	773.1	793.4
Cost of sales	(575.4)	(567.5)
Gross profit	197.7	225.9
Other operating expenses	(97.7)	(115.1)
Exceptional items	(29.5)	(19.3)
Operating profit	70.5	91.5
Finance income	1.8	4.4
Finance costs	(107.7)	(34.6)
Net financing costs	(105.9)	(30.2)
(Loss)/profit before tax	(35.4)	61.3
Taxation	24.7	(9.9)
(Loss)/profit for the period	(10.7)	51.4

Basic (loss)/earnings per share
Weighted average shares outstanding in millions	144.9	158.5
Basic (loss)/earnings per share in €	(0.07)	0.32
Diluted (loss)/earnings per share
Weighted average shares outstanding in millions	145.1	159.2
Diluted (loss)/earnings per share in €	(0.07)	0.32

Consolidated Statements of Profit or Loss (audited)
Twelve months ended December 31, 2025 and December 31, 2024

€ in millions	Twelve months ended December 31, 2025	Twelve months ended December 31, 2024
Revenue	3,032.5	3,099.8
Cost of sales	(2,209.5)	(2,182.0)
Gross profit	823.0	917.8
Other operating expenses	(419.2)	(461.3)
Exceptional items	(78.4)	(69.5)
Operating profit	325.4	387.0
Finance income	16.2	30.1
Finance costs	(196.3)	(139.2)
Net financing costs	(180.1)	(109.1)
Profit before tax	145.3	277.9
Taxation	(8.6)	(50.8)
Profit for the period	136.7	227.1

Basic earnings per share
Weighted average shares outstanding in millions	149.9	161.5
Basic earnings per share in €	0.91	1.41
Diluted earnings per share
Weighted average shares outstanding in millions	150.2	162.2
Diluted earnings per share in €	0.91	1.40

Nomad Foods Limited As Reported
Consolidated Statements of Financial Position (audited)
As at December 31, 2025 and December 31, 2024

€ in millions	As at December 31, 2025	As at December 31, 2024
Non-current assets
Goodwill	2,104.7	2,106.1
Intangible assets	2,463.8	2,472.9
Property, plant and equipment	595.2	591.1
Other non-current assets	7.0	8.6
Derivative financial instruments	0.4	4.3
Deferred tax assets	17.1	14.7
Total non-current assets	5,188.2	5,197.7
Current assets
Cash and cash equivalents	324.8	403.3
Inventories	440.6	441.5
Trade and other receivables	350.8	334.6
Current tax receivable	26.1	37.6
Derivative financial instruments	4.5	16.9
Total current assets	1,146.8	1,233.9
Total assets	6,335.0	6,431.6
Current liabilities
Trade and other payables	794.9	829.1
Current tax payable	193.4	226.7
Provisions	27.6	27.1
Loans and borrowings	32.6	26.0
Derivative financial instruments	19.4	14.4
Total current liabilities	1,067.9	1,123.3
Non-current liabilities
Loans and borrowings	2,258.6	2,151.4
Employee benefits	138.4	152.1
Other non-current liabilities	0.4	0.5
Provisions	1.4	2.7
Derivative financial instruments	112.2	46.4
Deferred tax liabilities	259.3	292.7
Total non-current liabilities	2,770.3	2,645.8
Total liabilities	3,838.2	3,769.1
Net assets	2,496.8	2,662.5
Equity attributable to equity holders
Share capital and capital reserve	1,134.3	1,316.4
Share based compensation reserve	16.9	26.2
Translation reserve	102.4	135.3
Other reserves	(12.9)	(14.9)
Retained earnings	1,256.1	1,199.5
Total equity	2,496.8	2,662.5

Nomad Foods Limited As Reported
Consolidated Statements of Cash Flows (audited)
For the twelve months ended December 31, 2025 and the twelve months ended December 31, 2024

€ in millions	Twelve months ended December 31, 2025	Twelve months ended December 31, 2024
Cash generated from operating activities
Profit for the period	136.7	227.1
Adjustments for:
Exceptional items	78.4	69.5
Share based payment expense	8.4	8.8
Depreciation and amortization	109.4	96.9
Loss on disposal and impairment of property, plant and equipment	1.0	1.6
Net finance costs	180.1	109.1
Taxation	8.6	50.8
Operating cash flow before changes in working capital, provisions and exceptional items	522.6	563.8
Increase in inventories	(14.2)	(1.2)
Increase in trade and other receivables	(18.2)	(75.0)
(Decrease)/increase in trade and other payables	(8.8)	68.6
Decrease in employee benefits and other provisions	(6.3)	(4.0)
Cash generated from operations before tax and exceptional items	475.1	552.2
Payments relating to exceptional items	(70.3)	(72.1)
Receipts relating to exceptional items	—	4.4
Tax received	4.0	—
Tax paid	(78.1)	(49.1)
Net cash flows from operating activities	330.7	435.4
Cash flows from investing activities
Purchase of property, plant and equipment and intangibles	(78.5)	(80.3)
Interest received	3.9	10.2
Redemption of investments	—	5.7
Cash used in investing activities	(74.6)	(64.4)
Cash flows from financing activities
Repurchase of ordinary shares	(195.6)	(118.7)
Dividends paid	(91.3)	(89.2)
Payments related to shares withheld for tax	(6.9)	(5.8)
Issuance of new loans and notes	193.2	—
Repayment of loan principal	(57.1)	(6.5)
Payment of lease liabilities	(34.2)	(31.3)
Payment of financing fees	(19.0)	(2.7)
Interest paid	(111.9)	(112.2)
Payments on settlement of derivatives	(9.3)	—
Net cash used in financing activities	(332.1)	(366.4)
Net (decrease)/increase in cash and cash equivalents	(76.0)	4.6
Cash and cash equivalents at beginning of period	403.3	399.7
Effect of exchange rate fluctuations	(2.5)	(1.0)
Cash and cash equivalents at end of period	324.8	403.3

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures
(In € millions, except per share data)
The following table reconciles adjusted financial information for the three months ended December 31, 2025 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three months ended December 31, 2025

€ in millions, except per share data	As reported for the three months ended December 31, 2025	Adjustments		As adjusted for the three months ended December 31, 2025
Revenue	773.1	—		773.1
Cost of sales	(575.4)	4.3	(a)	(571.1)
Gross profit	197.7	4.3		202.0
Other operating expenses	(97.7)	1.1	(b)	(96.6)
Exceptional items	(29.5)	29.5	(c)	—
Operating profit	70.5	34.9		105.4
Finance income	1.8	—		1.8
Finance costs	(107.7)	78.6		(29.1)
Net financing costs	(105.9)	78.6	(d)	(27.3)
(Loss)/profit before tax	(35.4)	113.5		78.1
Taxation	24.7	(40.1)	(e)	(15.4)
(Loss)/profit for the period	(10.7)	73.4		62.7

Weighted average shares outstanding in millions - basic	144.9	—		144.9
Basic (loss)/earnings per share in €	(0.07)			0.43
Weighted average shares outstanding in millions - diluted	145.1	—		145.1
Diluted (loss)/earnings per share in €	(0.07)			0.43

(a)Represents elimination of €4.3 million of incremental depreciation related to assets impacted by the planned closure of a factory in Sweden as part of the Company’s multi-year supply chain network optimization program.
(b)Share based payment charge including employer payroll taxes of €0.8 million and a non-operating M&A related costs of €0.3 million.
(c)Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) three months ended December 31, 2025’ on the next page for a detailed list of exceptional items.
(d)Elimination of €75.9 million of losses on refinancing of debt and €2.7 million of foreign exchange losses.
(e)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises as well as a €16.8 million one-off credit on the recognition of deferred tax assets that had previously been derecognized. As this latter adjustment is not driven by current-period trading activity, including it would distort period-to-period comparability.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the three months ended December 31, 2025 to the reported results of Nomad Foods for such period.
Adjusted EBITDA (unaudited)
Three months ended December 31, 2025

€ in millions	For the three months ended December 31, 2025
Loss for the period	(10.7)
Taxation	(24.7)
Net financing costs	105.9
Depreciation and amortization	29.5
Exceptional items:
Business Transformation Program	17.8	(a)
Organizational streamlining program	11.0	(b)
Supply chain network optimization	1.2	(c)
Settlement of legacy matters	(0.5)	(d)
Other Adjustments:
Other add-backs	1.1	(e)
Adjusted EBITDA (f)	130.6

(a)Expenses associated with the multi-year, enterprise-wide transformation and optimization program. Expenses in the period consist of an expense for the derecognition of ERP development costs (€9.5 million), restructuring, severance, and transformational project costs, including business technology transformation initiative costs and related professional fees.
(b)Expenses associated with an enterprise-wide restructuring program relating to non-factory operations. Expenses consist primarily of severance costs.
(c)Restructuring expenses associated with the supply chain network optimization program.
(d)Income and expenses associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional.
(e)Represents the elimination of share based payment charge including employer payroll taxes of €0.8 million and elimination of a non-operating M&A related costs of €0.3 million.
(f)Adjusted EBITDA margin of 16.9% for the three months ended December 31, 2025 is calculated by dividing Adjusted EBITDA by Revenue of €773.1 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended December 31, 2024 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three months ended December 31, 2024

€ in millions, except per share data	As reported for the three months ended December 31, 2024	Adjustments		As adjusted for the three months ended December 31, 2024
Revenue	793.4	—		793.4
Cost of sales	(567.5)	—		(567.5)
Gross profit	225.9	—		225.9
Other operating expenses	(115.1)	0.8	(a)	(114.3)
Exceptional items	(19.3)	19.3	(b)	—
Operating profit	91.5	20.1		111.6
Finance income	4.4	—		4.4
Finance costs	(34.6)	3.2		(31.4)
Net financing costs	(30.2)	3.2	(c)	(27.0)
Profit before tax	61.3	23.3		84.6
Taxation	(9.9)	(7.6)	(d)	(17.5)
Profit for the period	51.4	15.7		67.1

Weighted average shares outstanding in millions - basic	158.5	—		158.5
Basic earnings per share in €	0.32			0.42
Weighted average shares outstanding in millions - diluted	159.2	—		159.2
Diluted earnings per share in €	0.32			0.42

(a)Share based payment charge including employer payroll taxes of €0.4 million and a non-operating M&A related costs of €0.4 million.
(b)Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) three months ended December 31, 2024’ on the next page for a detailed list of exceptional items.
(c)Elimination of €3.2 million of foreign exchange losses.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the three months ended December 31, 2024 to the reported results of Nomad Foods for such period.
Adjusted EBITDA (unaudited)
Three months ended December 31, 2024

€ in millions	For the three months ended December 31, 2024
Profit for the period	51.4
Taxation	9.9
Net financing costs	30.2
Depreciation and amortization	25.5
Exceptional items:
Business Transformation Program	20.8	(a)
Settlement of legacy matters	(1.5)	(b)
Other Adjustments:
Other add-backs	0.8	(c)
Adjusted EBITDA (d)	137.1

(a)Expenses associated with the multi-year, enterprise-wide transformation and optimization program. Expenses in the period consist of restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees.
(b)Income and expenses associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional.
(c)Represents the elimination of share based payment charge including employer payroll taxes of €0.4 million and elimination of a non-operating M&A related costs of €0.4 million.
(d)Adjusted EBITDA margin of 17.3% for the three months ended December 31, 2024 is calculated by dividing Adjusted EBITDA by Revenue of €793.4 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the twelve months ended December 31, 2025 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Twelve months ended December 31, 2025

€ in millions, except per share data	As reported for the twelve months ended December 31, 2025	Adjustments		As adjusted for the twelve months ended December 31, 2025
Revenue	3,032.5	—		3,032.5
Cost of sales	(2,209.5)	9.9	(a)	(2,199.6)
Gross profit	823.0	9.9		832.9
Other operating expenses	(419.2)	9.5	(b)	(409.7)
Exceptional items	(78.4)	78.4	(c)	—
Operating profit	325.4	97.8		423.2
Finance income	16.2	(10.0)		6.2
Finance costs	(196.3)	75.9		(120.4)
Net financing costs	(180.1)	65.9	(d)	(114.2)
Profit before tax	145.3	163.7		309.0
Taxation	(8.6)	(51.8)	(e)	(60.4)
Profit for the period	136.7	111.9		248.6

Weighted average shares outstanding in millions - basic	149.9	—		149.9
Basic earnings per share in €	0.91			1.66
Weighted average shares outstanding in millions - diluted	150.2	—		150.2
Diluted earnings per share in €	0.91			1.66

(a)Represents elimination of €9.9 million of incremental depreciation related to assets impacted by the planned closure of a factory in Sweden as part of the Company’s multi-year supply chain network optimization program.
(b)Share based payment charge including employer payroll taxes of €8.4 million and non-operating M&A related costs of €1.1 million.
(c)Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) twelve months ended December 31, 2025’ on the next page for a detailed list of exceptional items.
(d)Elimination of €75.9 million of losses on refinancing of debt and €10.0 million of foreign exchange gains.
(e)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises as well as a €16.8 million one-off credit on the recognition of deferred tax assets that had previously been derecognized. As this latter adjustment is not driven by current-period trading activity, including it would distort period-to-period comparability.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the twelve months ended December 31, 2025 to the reported results of Nomad Foods for such period:
Adjusted EBITDA (unaudited)
Twelve months ended December 31, 2025

€ in millions	For the twelve months ended December 31, 2025
Profit for the period	136.7
Taxation	8.6
Net financing costs	180.1
Depreciation and amortization	109.4
Exceptional items:
Business Transformation Program	53.2	(a)
Organizational streamlining program	21.9	(b)
Supply chain network optimization	3.1	(c)
Settlement of legacy matters	0.2	(d)
Other Adjustments:
Other add-backs	9.5	(e)
Adjusted EBITDA (f)	522.7

(a)Expenses associated with the multi-year, enterprise-wide transformation and optimization program which began in 2020. Expenses in the period consist an expense for the derecognition of ERP development costs (€9.5 million), restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees.
(b)Expenses associated with an enterprise-wide restructuring program relating to non-factory operations. Expenses consist primarily of severance costs.
(c)Expenses associated with the supply chain network optimization program. Under this program, the Company commenced its plan to close operations at a factory in Sweden incurring expenses for restructuring and severance.
(d)Income and expenses associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional.
(e)Represents the elimination of share based payment charge including employer payroll taxes of €8.4 million and elimination of non-operating M&A related costs of €1.1 million.
(f)Adjusted EBITDA margin of 17.2% for the twelve months ended December 31, 2025 is calculated by dividing Adjusted EBITDA by Revenue of €3,032.5 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the twelve months ended December 31, 2024 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Twelve months ended December 31, 2024

€ in millions, except per share data	As reported for the twelve months ended December 31, 2024	Adjustments		As adjusted for the twelve months ended December 31, 2024
Revenue	3,099.8	—		3,099.8
Cost of sales	(2,182.0)	—		(2,182.0)
Gross profit	917.8	—		917.8
Other operating expenses	(461.3)	11.7	(a)	(449.6)
Exceptional items	(69.5)	69.5	(b)	—
Operating profit	387.0	81.2		468.2
Finance income	30.1	(20.1)		10.0
Finance costs	(139.2)	21.0		(118.2)
Net financing costs	(109.1)	0.9	(c)	(108.2)
Profit before tax	277.9	82.1		360.0
Taxation	(50.8)	(20.4)	(d)	(71.2)
Profit for the period	227.1	61.7		288.8

Weighted average shares outstanding in millions - basic	161.5	—		161.5
Basic earnings per share in €	1.41			1.79
Weighted average shares outstanding in millions - diluted	162.2	—		162.2
Diluted earnings per share in €	1.40			1.78

(a)Share based payment charge including employer payroll taxes of €10.4 million and non-operating M&A related costs of €1.3 million.
(b)Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) twelve months ended December 31, 2024’ on the next page for a detailed list of exceptional items.
(c)Elimination of €14.4 million of net gains on repricing of debt, a €5.7 million gain from the reversal of an impairment loss on a short-term investment, €20.6 million of foreign exchange losses and €0.4 million of losses on derivatives.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the twelve months ended December 31, 2024 to the reported results of Nomad Foods for such period:
Adjusted EBITDA (unaudited)
Twelve months ended December 31, 2024

€ in millions	For the twelve months ended December 31, 2024
Profit for the period	227.1
Taxation	50.8
Net financing costs	109.1
Depreciation and amortization	96.9
Exceptional items:
Business Transformation Program	68.0	(a)
Settlement of legacy matters	1.5	(b)
Other Adjustments:
Other add-backs	11.7	(c)
Adjusted EBITDA (d)	565.1
(a)Expenses associated with the multi-year, enterprise-wide transformation and optimization program which began in 2020. Expenses in the period consist of restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees.
(b)Income and expenses associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional.
(c)Represents the elimination of share based payment charge including employer payroll taxes of €10.4 million and elimination of non-operating M&A related costs of €1.3 million.
(d)Adjusted EBITDA margin of 18.2% for the twelve months ended December 31, 2024 is calculated by dividing Adjusted EBITDA by Revenue of €3,099.8 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)

Reconciliation from reported to organic revenue growth/(decline)
The following table is a reconciliation of reported revenue growth to Organic Revenue Growth for the three and twelve month periods ended December 31, 2025.
Year on Year Growth/(Decline) - December 31, 2025 compared with December 31, 2024:

	Three months ended December 31, 2025	Twelve months ended December 31, 2025
	YoY change	YoY change
Reported Revenue Growth/(Decline)	(2.6)%	(2.2)%

Of which:
Organic Revenue Growth/(Decline)	(1.3)%	(1.9)%
Translational FX (a)	(1.3)%	(0.3)%
Total	(2.6)%	(2.2)%

(a)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)

Reconciliation from reported net cash flows from operating activities to Adjusted free cash flow (unaudited)
The following table is a reconciliation of reported net cash flows from operating activities to Adjusted free cash flow for the twelve months ended December 31, 2025.
Twelve months ended December 31, 2025

€ in millions	Twelve months ended December 31, 2025
Net cash flows from operating activities	330.7
Add back:
Cash flows relating to exceptional items (a)	70.3
Employer taxes related to share based payments (b)	0.8
Non-operating M&A costs (c)	1.1
Deduct:
Capital expenditure (d)	(78.5)
Net interest paid	(108.0)
Payment of lease liabilities (e)	(34.2)
Adjusted free cash flow	182.2

Adjusted profit for the period	248.6
Adjusted free cash flow as % adjusted profit for the period	73%

(a)Adjustment to add back cash flows related to exceptional items which are not considered to be indicative of our ongoing operating cash flows.
(b)Adjustment to add back working capital movements related to employer taxes related to share based payments which are not considered to be indicative of our ongoing operating cash flows.
(c)Adjustment to add back cash flows related to non-operating M&A costs which are not considered to be indicative of our ongoing operating cash flows.
(d)Defined as the sum of property, plant and equipment and intangible assets purchased in the year, which are considered part of the underlying business cash flows.
(e)These lease liabilities are included in Net Cash Flows from Financing Activities. We believe these payments are part of the underlying business cash flows and should be reflected in Adjusted free cash flow.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its future operating and financial performance, including its 2026 guidance with respect to organic revenue growth, Adjusted EBITDA growth, adjusted free cash flow conversion, Adjusted EPS, and Adjusted EPS growth; (ii) the ability to strengthen the organization, improve performance and unlock value creation, (iii) its growth and efficiency initiatives, including with respect to its innovation and renovation initiatives, (iv) its ability to generate superior shareholder returns; (v) its bottom-line growth and cash generation; (vi) its portfolio’s ability to remain well positioned for consumer trends; (vii) management’s ability to improve the Company’s results and growth, and (viii) Mr. Brisby's intention to purchase ordinary shares in the open-market.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the factors beyond the Company’s control; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) innovations introduced to the markets and the Company’s ability to accurately forecast the brands’ performance; (vi) the Company’s ability to effectively compete in its markets; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) the Company’s ability to prevent, or remediate, any future cybersecurity incidents; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; (xxi) the Company’s ability to remediate any material weaknesses in its internal control over financial reporting; and (xxii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.